THE KNOT, INC.
462 Broadway, 6th Floor
New York, NY 10013

November 22, 2010

Via EDGAR Transmission and Facsimile

Mr. H. Christopher Owings
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Knot, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 10, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
File No. 000-28271

Dear Mr. Owings:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of The Knot, Inc. (the “Company” or “The Knot”), contained in your letter dated October 29, 2010 (the “Letter”) addressed to David Liu, the Company’s Chief Executive Officer and President.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Letter. For your convenience, the Staff’s comments are set forth in italics in this letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Please confirm that, in future filings, you will revise your disclosure to reflect the information you provided in your responses to prior comments three through six.

Response:    The Company confirms that, in future filings, it will include disclosure to reflect the information provided in the responses to prior comments three through six.

Mr. H. Christopher Owings
Securities and Exchange Commission
November 22, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.	We note your response to comment one in our letter dated September 20, 2010. Please provide us the disclosure you intend to provide in future filings. We also have the following comments:

•
We note your disclosure on page 8 that Macy’s accounted for approximately 8.6% of your 2009 revenues and was a key customer.  Beyond the impact of the new registry agreement with Macy’s, please discuss management’s current expectations regarding overall revenue growth.  For example, please discuss how the trends in the current market and your competitive landscape which you discuss on pages 8 and 9 will impact your overall revenue growth.

•	Also, please provide the disclosure you intend to provide regarding:

•
Additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance;

•	Whether you expect your financial position to remain at its current level or to increase or decrease; and
•	Those challenges and risks, in both the short and long term, and the actions you are taking to address them.

Response:   In future filings, the Company intends to provide disclosure similar to the following in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Our quarterly revenues and operating results have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include the level of online usage and traffic on our websites, seasonal demand for e-commerce including sales of registry products and wedding-related merchandise, the addition or loss of advertisers, the advertising budgeting cycles of specific advertisers, the regional and national magazines’ publishing cycles, the amount and timing of capital expenditures and other costs relating to the expansion of our operations, including those related to acquisitions, the introduction of new sites and services by us or our competitors, changes in our pricing policies or the pricing policies of our competitors, general economic conditions, such as the current recession, as well as economic conditions specific to the Internet, online and offline media and electronic commerce.

The Internet advertising and online markets in which our brands operate are rapidly evolving and intensely competitive, and we expect competition to intensify in the future. There are many wedding-related and baby related sites on the Internet, which are developed and maintained by online content providers. New media platforms such as blogs are proliferating rapidly. Retail stores, manufacturers, wedding magazines and regional wedding directories also have online sites that compete with us for online advertising and merchandise revenue. We expect competition to increase because of the business opportunities presented by the growth of the Internet and e-commerce. Competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry in our market. In the wedding market, we also face competition for our services from bridal magazines. Bride’s magazine, published by Condé Nast, Bridal Guide, and Martha Stewart Weddings are dominant bridal publications in terms of revenue and circulation. We believe that the principal competitive factors in the wedding market are brand recognition, convenience, ease of use, information, quality of service and products, member affinity and loyalty, reliability and selection. As to these factors, we believe that we compete favorably. Our dedicated editorial, sales and product staffs concentrate their efforts on producing the most comprehensive wedding resources available. Generally, many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources and high name recognition. Therefore, these competitors have a significant ability to attract advertisers and users. In addition, many independent or start-up competitors may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements, and other competitors may be able to devote greater resources than we do to the development, promotion and sale of services. There can be no assurance that our current or potential competitors will not develop products and services comparable or superior to those developed by us or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Any such developments or advantages of our competitors may have an impact on our future operations and may cause our past financial results not to be necessarily indicative of future operating results. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would materially and adversely affect our business, results of operations and financial condition.”

Mr. H. Christopher Owings
Securities and Exchange Commission
November 22, 2010

The Company has included a discussion of the impact of the change in the Macy’s relationship in its filings due to the materiality of this single event on the Company’s registry revenues.  In general, the Company has historically not provided guidance as to  management’s current expectations regarding overall revenue growth or included such disclosure in its filings unless a specific, material event warranted such disclosure. The Company believes that the disclosure proposed above will give investors a good description of the Company’s financial performance, trends in the current market and competitive landscape, and how such trends may impact the Company’s future operating results.

Definitive Proxy Statement on Schedule 14A Filed on March 30, 2010

Certain Relationships and Related Transactions, page 24

3.
We note your response to comment seven in our letter dated September 20, 2010. We further note your statement in the audit committee charter that “[t]he Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible in order to best react to changing conditions and circumstances” and that “[t]he Committee shall review periodically...a summary of the Company’s [related party] transactions.” Please enhance your disclosure of the standards applied by your audit committee when reviewing related party transactions to reflect these provisions of your audit committee charter. Please see Item 404(b)(1)(ii) of Regulation S-K.

Response:   In future filings, the Company intends to enhance its disclosure of the standards applied by the Audit Committee when reviewing related party transactions to refer to the summary of such transactions that the Committee periodically reviews, that such periodic review is pursuant to the Audit Committee’s charter, that the policies and procedures with respect to such review are not in writing other than the requirement for such review pursuant to the charter, and that the charter states that the Committee believes that its policies and procedures should remain flexible in order to best react to changing conditions and circumstances.

* * * * *

Mr. H. Christopher Owings
Securities and Exchange Commission
November 22, 2010

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	it may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Thank you very much for your prompt review of this letter. Please call me at (212) 219-8555 should you or any other member of the Staff have any questions or additional comments.

Very truly yours,

THE KNOT, INC.

/s/ JEREMY LECHTZIN
Jeremy Lechtzin
Senior Vice President, General Counsel and Secretary

cc:	Angie Kim (Staff)
David Liu (The Knot, Inc.)
John Mueller (The Knot, Inc.)
Brian Margolis (Orrick, Herrington & Sutcliffe LLP)
Timothy Vitale (Ernst & Young LLP)